

February 26, 2013

Via E-mail
Francisco Douglas Magana
Vanell, Corp.
Res. San Antonio Bk 10, Pje 7 N5
San Antonio Del Monte, Sonsonate,
El Salvador SV-106090030

> **Re: Vanell, Corp.**
> **Registration Statement on Form S-1**
> **Filed January 30, 2013**
> **File No. 333-186282**

Dear Mr. Magana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Considering the dates the securities were sold to the selling shareholders and the amount of the securities being registered on your registration statement, please provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretation, Securities Act Rules, Question 612.09.

2.   We note that throughout your prospectus you refer to your net income since inception of $951. For example, please see the "Risk Factors related to our Business and Industry" section under the risk factor entitled "We lack an operating history and there is no assurance our future operations will result in significant revenues or profitability. . . ." on

page 7 of your prospectus. Please revise your disclosure throughout your prospectus to clarify that this net income was for the period from inception to December 31, 2012.

3. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example, we note your disclosure in the "Description of Business" section starting on page 19. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary, page 5

The Offering, page 6

Termination of the Offering, page 6

5. We note your disclosure that "the offering will conclude when . . . the shares no longer need to be registered to be sold due to the operation of Rule 144." Please revise this disclosure to explain when the shares would no longer need to be registered to be sold under Rule 144 and whether this registration statement will remain in effect when that occurs.

Risk Factors related to our Business and Industry, page 7

6. Please clarify that you have included all material risks in this section and revise your disclosure as appropriate.

7. Please revise your disclosure to add a risk factor, as applicable, to address the risks relating to the fact that your business is currently dependent on one customer.

We lack an operating history and there is no assurance our future . . . , page 7

8.   We note your disclosure that you expect to incur operating losses in the foreseeable future. Please revise this disclosure to discuss your current business plans and the significant expenses that you expect to incur.

The consulting services in commercial cultivation and processing . . . , page 9

9.   We note your disclosure that your consulting services business "might be affected by general economic decline." Please revise your disclosure to explain the meaning of "general economic decline" and how this would affect your business.

Because company's headquarters are located outside the United States . . . , page 9

10.   We note your disclosure that "any judgment obtained in the United States against us may not be enforceable in the United States." Please explain to us, with a view to disclosure, how a judgment in the United States would not be enforceable in the United States.

Because our sole director has an interest in a company involved in the same . . . , page 11

11.   We note your disclosure regarding the conflicts of interest that might arise as a result of Mr. Magana, your sole director and officer, being associated with another company that is engaged in business activities similar to you and the fact that you "do not currently have a right of first refusal pertaining to business opportunities that come to management's attention." Please explain to us, with a view to disclosure, how this is consistent with Mr. Magana's fiduciary duties under Nevada state law.

We have no experience as a public company, page 13

12.   We note your disclosure that you have never operated as a public company. Please revise your disclosure to also address whether your management has any experience in operating a public company.

Selling Shareholders, page 14

13.   We note your disclosure that Claudia Morales de Magana is the spouse of your sole officer and director, Mr. Magana, and is selling 20,000 shares in the offering. Due to the relationship between Claudia Morales de Magana and Mr. Magana, Claudia Morales de Magana may be deemed to beneficially own shares held by Mr. Magana. Please see our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05 and revise the table on page 15 as needed.

Description of Business, page 19

Research and Development Expenditures, page 25

14.   We note your disclosure that you "have not incurred any other research or development expenditures since" your incorporation. Please revise your disclosure to identify and discuss the research or development expenditures that you have incurred.

Government Regulation, page 25

15.   We note that your operations will primarily take place outside of the United States. Please expand your disclosure to specifically discuss the effect of government regulations on operating your business in El Salvador. Also, please add a risk factor addressing the risks associated with operating in a foreign jurisdiction, if material.

Market for Common Equity and Related Stockholder Matters, page 26

Rule 144 Shares, page 26

16.   Please provide us, with a view to disclosure, with your analysis of how the 3,000,000 shares held by your affiliates may be sold pursuant to Rule 144 of the Securities Act of 1933.

Plan of Operation, page 27

February-June, 2013: Negotiate service agreements with potential customers, page 28

17.   We note your disclosure that you signed a service agreement with Finca La Esmeralda on November 26, 2013. Please revise this disclosure to properly identify the date on which that service agreement was executed.

October, 2013-February, 2014: Hire Part-Time Coffee Growing . . . , page 29

18.   We note your disclosure that you expect to incur $30,000 of expenses in connection with your business operations in the next twelve months. However, we note your disclosure on page 7 in the risk factor "If we do not obtain additional financing, our business may fail" that you anticipate needing capital of $7,000 to fund your planned operations for the next twelve-month period. Please revise your disclosure on page 29 to explain why you only require $7,000 of capital.

Results of Operations for Period Ending December 31, 2012, page 30

19.   We note your disclosure that you have earned net income of $951 for the period from your inception to December 31, 2012. Please revise your disclosure to also include a

discussion of your revenues and your expenses during this period. For example, please describe the nature of your revenues, how your revenues were obtained and earned and the nature of your expenses.

20.   We note your disclosure that you anticipate that you will incur substantial losses over the next twelve-month period. Please revise your disclosure to explain the substantial losses that you expect to incur.

Biographical Information, page 31

21.   We note your disclosure regarding Mr. Magana's background and business experience. Please revise your disclosure to provide the time frames of and the roles he held during the experiences you have identified. For example, with regard to your disclosure that Mr. Magana opened his own agricultural company, FDMag S.A. de C.V., in 2007, please indicate whether Mr. Magana still works for this company and his role at this company. In addition, please indicate the period of time during which Mr. Magana worked for various coffee plantations and mills in El Salvador and identify the roles he had at these entities. Please also provide a brief explanation of the nature of responsibility undertaken by Mr. Magana in his prior positions. See Item 401(e)(1) of Regulation S-K.

22.   Please revise your disclosure to identify the specific experiences, qualifications, attributes or skills of Mr. Magana that led to your conclusion that he should be serving as a member of your board. See Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 34

23.   We note your disclosure in footnote (1) of the table on page 15 that Claudia Morales de Magana is the spouse of your sole officer and director, Mr. Magana, and that she owns 20,000 shares of your securities. Due to the relationship between Claudia Morales de Magana and Mr. Magana, Mr. Magana may be deemed to beneficially own the shares held by Claudia Morales de Magana. Please see our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05 and revise the table on page 34 as needed.

Certain Relationships and Related Transactions, page 34

24.   We note your disclosure in footnote (1) of the table on page 15 that the spouse of your sole officer and director, Mr. Magana, owns 20,000 shares of your securities and is selling these shares in the offering. If applicable, please revise your disclosure regarding relationships and related transactions to discuss the transaction wherein these shares were obtained by the spouse of Mr. Magana and to identify her interest in the offering.

Report of Independent Registered Public Accounting Firm, page 36

25.   You state on page 5 and throughout the filing that your auditors have issued a going concern opinion. If your auditors have raised substantial doubt about your ability to continue as a going concern, please revise your filing to include an appropriate audit opinion that includes the going concern qualification.

Note 1 – Summary of Significant Accounting Policies, page 41

26.   Please add a footnote disclosing that there is substantial doubt as to your ability to continue as a going concern.

27.   Considering that operations will primarily take place outside of the United States, please revise your footnotes to address any significant foreign currency matters and related accounting policies, if applicable. Also, tell us if there are any restrictions on transferring cash out of El Salvador and whether your cash is held in USD or another currency.

Stock-Based Compensation, page 42

28.   Please remove references to pre-codification accounting standards.

Revenue Recognition, page 42

29.   We note that you recorded revenues in the period ended December 31, 2012. Please tell us how this revenue was earned and your basis for recognizing it. Also, expand your disclosure to include a more detailed revenue recognition policy specific to your business.

Part II. Information Not Required In the Prospectus, page 44

Exhibits, page 47

30.   Please revise your disclosure to include all exhibits required by Item 601 of Regulation S-K. For example, please include the exhibit regarding your subsidiaries. See Item 601(b)(21) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Thomas E. Stepp, esq.